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July 1, 2011

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Jennifer Gowetski, Esq.

Ms. Folake Ayoola, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Residential Mortgage, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed July 1, 2011
File No. 333-172980

Dear Ms. Gowetski/Ms. Ayoola:

On behalf of our client, Apollo Residential Mortgage, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated May 26, 2011 (the “May 26 Letter”), with respect to Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-172980) filed by the Company on May 10, 2011 (the “Registration Statement”). For convenience of reference, each Staff comment contained in the May 26 Letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the May 26 Letter, and is followed by the corresponding response of the Company.

We have enclosed with this letter a marked copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. All page references in the responses are to pages of the marked copy of Amendment No. 4. Capitalized terms used and not otherwise defined in this letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Our Target Assets, page 8

1.	We note your response to comment 5 of our letter dated May 5, 2011. Please revise your summary to include the anticipated allocation of your fully-diversified portfolio.

In response to the Staff’s comment, the Company has revised the prospectus on pages 7 and 86 under the captions “Prospectus Summary—Our Investment Strategy” and

Ms. Jennifer Gowetski Ms. Folake Ayoola July 1, 2011	Page 2

“Business—Our Investment Strategy,” respectively, to include the anticipated allocation of the Company’s fully-diversified portfolio.

Management Agreement, page 12

2.	Please clarify why you disclose a range for your management fee or revise to provide an estimate of your management fee.

In response to the Staff’s comment, the Company has revised the prospectus on page 14 under the caption “Prospectus Summary—Our Management Agreement” to provide an estimate of the management fee.

About Apollo, page 76

3.	We note your response to comment 8 of our letter dated May 5, 2011 and the revised disclosure. Please balance your disclosure to provide the total return to investors assuming that you are not able to sell the illiquid assets. In addition, please provide summarized operating results for the periods for which you provide returns.

In response to the Staff’s comment and based on discussions with the Staff, the Company has revised the disclosure in the prospectus on page 76 under the caption “Business—About Apollo” with respect to the sale of Vantium’s remaining illiquid assets. In addition, the Company has revised the prospectus on page 77 under the caption “Business—About Apollo” to provide summary financial data for Vantium for the years ended December 31, 2010, 2009 and 2008.

Notes to Balance Sheet

Note 3—Significant Accounting Policies

Underwriting Commissions and Offering Costs, page F-4

4.	We note your response to prior comment 11 and reissue the comment in part. Please provide such disclosure within the significant accounting policies discussion of the notes to balance sheet or tell us why such disclosure is not warranted. Also, based on your disclosure on page 68, it is unclear if you believe that the contingent liability will be probable and estimable at the time of the offering. If so, please tell us how you made this determination.

The Company advises the Staff that it has not revised the disclosure in the notes to the Company’s balance sheet because no contingent liability existed at the time of the audit of the balance sheet and no contingent liability will exist until the completion of the proposed offering with respect to the refund of the initial underwriting discount payment

Ms. Jennifer Gowetski Ms. Folake Ayoola July 1, 2011	Page 3

to be made by ARM Manager, LLC, the Company’s Manager and the refund of the deferred underwriting discount. Accordingly, disclosure of the Company’s accounting policy with respect to this arrangement is not a meaningful policy for the Company at this time. In further response to the Staff’s comment, the Company has revised the prospectus on page 67 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Deferred Underwriting Discount and Refund of Manager’s Payment of Initial Underwriting Discount” to clarify that the payment of the deferred underwriting discount and the refund of the Company’s Manager’s payment of the initial underwriting discount will be recorded as a liability of the Company with a corresponding reduction in additional paid-in-capital upon completion of the offering and that the payment will be probable and the amount estimable.

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 4 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosures

cc:	Securities and Exchange Commission
Mark Rakip
Jessica Barberich
Rochelle Plesset

Apollo Residential Mortgage, Inc.
Stuart A. Rothstein
Michael A. Commaroto

ARM Manager, LLC
John J. Suydam

Latham & Watkins LLP
William J. Cernius
Raymond Y. Lin

Clifford Chance US LLP
Andrew S. Epstein